JOHN HANCOCK FINANCIAL OPPORTUNITIES FUND

AMENDMENT TO ADVISORY AGREEMENT

It is hereby agreed that on September 11, 2012, the Board of Trustees of John Hancock Financial Opportunities Fund (the “Fund”) voted to amend Section 4 of the Fund’s Advisory Agreement (dated July 1, 2009), effective January 18, 2013, as follows:

4.     COMPENSATION OF ADVISER.

Subject to the provisions of section 2(d) of this Agreement, the Adviser shall be entitled to a fee, paid daily, at such annual percentage rates, as specified in Appendix A to this Agreement, of the average daily gross assets of the Fund.

“Gross assets” of the Fund means total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility/commercial paper program or other forms of borrowings or the issuance of debt securities), (ii) the issuance of preferred shares or other similar preference securities, and/or (iii) any other means.

APPENDIX A

ADVISORY FEE SCHEDULE

Fund	Fee

John Hancock Financial Opportunities Fund	1.150% on the first $500 Million of Average Daily Gross Assets
1.00% on the Average Daily Gross Assets in Excess of $500 Million

Executed this 18th day of January, 2013.

JOHN HANCOCK FINANCIAL OPPORTUNITIES FUND

By:     /s/ Andrew G. Arnott

Name: Andrew G. Arnott

Title: Executive Vice President

JOHN HANCOCK ADVISERS, LLC

By: /s/ Jeffrey H. Long

Name: Jeffrey H. Long

Title: Chief Financial Officer